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ANNUAL AUDITED REPORT FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-~~31001~~ 67476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DUXBURY FINANCIAL LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 DEPOT STREET
(No. and Street)

DUXBURY	MA	02332
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY P. DAY (781) 934-8564
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.

(Name - *if individual, state last, first, middle name*)

7700 OLD GEORGETOWN ROAD, #400	BETHESDA	MD	20814-6220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregory P. Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Duxbury Financial LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

Duxbury Financial LLC

TABLE OF CONTENTS



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Member and Oversight Board
Duxbury Financial LLC

We have audited the accompanying statement of financial condition of Duxbury Financial LLC (the Company) as of December 31, 2009, and the related statements of income (loss), changes in member's equity (deficit) and changes in financial condition for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above fairly, in all material respects, the financial position of Duxbury Financial LLC, as of December 31, 2009, and the results of its operations, changes in member's equity (deficit) and its changes in financial condition for the for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 26, 2010

Duxbury Financial LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	1,285,636
Deposits		500,000
Accounts receivable		47,732
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $11,377		41,862
Other assets		9,339
TOTAL ASSETS	$	1,884,569

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES		
Accounts payable and accrued expenses	$	152,419
Accrued payroll		132,151
Due to affiliate		294,218
TOTAL LIABILITIES		578,789
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY (DEFICIT)		1,305,780
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$	1,884,569

Duxbury Financial LLC

STATEMENT OF INCOME (LOSS)

Year ended December 31, 2009

Revenue	
Fee revenue	$ 852,031
Interest income	4,184
Total revenue	856,215
Expenses	
Employee compensation and benefits	570,396
Administrative and accounting fees	881,852
Other fees and expenses	7,661
Depreciation expense	11,377
Total expenses	1,471,286
NET LOSS	$ (615,071)

Duxbury Financial LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

Year ended December 31, 2009

Balance, December 31, 2008	$ 1,615,851
Capital contributions	305,000
Net loss	(615,071)
Balance, December 31, 2009	$ 1,305,780

Duxbury Financial LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (615,071)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	11,377
Changes in operating assets and liabilities	
Deposits	(500,000)
Accounts receivable	908,449
Other assets	(6,910)
Accounts payable and accrued expenses	79,514
Accrued payroll	1,471
Net cash used in operating activities	(121,170)
Cash flows from investing activities	
Investment in leashehold improvements, furniture and equipment	(53,239)
Net cash used in investing activities	(53,239)
Cash flows from financing activities	
Due to affiliate	250,750
Capital contributions	305,000
Net cash provided by financing activities	555,750
NET INCREASE IN CASH AND CASH EQUIVALENTS	381,341
Cash and cash equivalents, beginning of period	904,295
Cash and cash equivalents, end of period	$ 1,285,636

Duxbury Financial LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2009

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Duxbury Financial LLC (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the exemption allowed in Section (k)(2)(i) and was in compliance with the conditions of the exemption. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultant to issuers and asset managers on financing matters.

The Company is a wholly owned subsidiary of Financial Services Capital, LLC (the Parent, Member, or FSC) which is wholly owned by Capital Ventures, LLC. Capital Ventures, LLC also wholly owns Development Capital, LLC (DC), which wholly owns Clark Realty Capital, LLC (CRC).

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, and short-term liquid investments with maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits.

Deposits

The Company deposited funds with a bank in the amount of $500,000 to fund the potential acquisition of a financial institution. The deposit is considered fully refundable to the Company.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments.

Leasehold Improvements, Furniture, and Equipment

Leasehold improvements, furniture, and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Fee Revenue

The Company earns revenue from two sources: private placement financing transactions and realty asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a partnership. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to

reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Partnership's accounting policies. The adoption of the Codification did not have a material impact on the Partnership's financial position or results of operations.

NOTE 2 - LEASE COMMITMENT

The Company is lessee of office space under an operating lease expiring May 31, 2013 with a one year option to renew. The Company's rent expense totaled $11,950 for the period ended December 31, 2009. The lease has a term of five years and commenced on May 22, 2009.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	Total
2010	$ 10,900
2011	13,500
2012	15,350
2013	6,500
Total	$ 46,250

NOTE 3 - RELATED PARTY TRANSACTIONS

CRC provides the Company certain operational and administrative services for which the Company pays an administrative fee. The administrative fee is negotiated annually between the Company and CRC. The administrative fee for the period ended December 31, 2009 totaled $20,000, of which $5,000 was paid by the Parent on behalf of the Company and recorded as capital contribution by the Parent.

Fee revenue earned for realty asset management for the period ended December 31, 2009 totaled $245,219, of which $47,676 is receivable from FSC at December 31, 2009 and is included in accounts receivable on the statement of financial condition. Additionally, the Company earned $606,812 in fee revenue for services rendered in a private placement financing transaction for an affiliate.

Expenses paid on the Company's behalf for the period ended December 31, 2009 amounted to $599,218, of which $305,000 are recorded as capital contributions made by the Parent and $294,218 are included in due to affiliate.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2009, the Company had net capital of $602,743 which is $556,208 in excess of the required net capital of $46,535. As of December 31, 2009, the Company is in compliance with its net capital requirements.

NOTE 5 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 26, 2010 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.



SUPPLEMENTAL INFORMATION

Duxbury Financial LLC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15(c)(3)-1

December 31, 2009

NET CAPITAL	
Adjusted net worth (deficit)	$ 1,305,780
Non-allowable assets and other charges	
Fee revenue receivable	(47,676)
Other receivable	(56)
Deposits	(500,000)
Other assets	(9,339)
Fixed assets	(41,862)
Total non-allowable assets and other charges	(598,933)
Net capital before haircut	706,847
Haircut ($1,156,714 x 9%)	(104,104)
NET CAPITAL	$ 602,743
AGGREGATE INDEBTEDNESS ("AI")	
Accounts payable and other liabilities	$ 578,789
Net capital requirement (greater of .067 of AI or $5,000)	38,779
Excess net capital	$ 563,964
Ratio: AI to net capital	0.96025596 to 1
120% of capital requirement	$ 46,535
Excess / (deficiency)	$ 556,208

Reconciliation of net capital (deficit) and aggregate indebtedness with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009)	Net Capital (Deficit)	Aggregate Indebtedness
As reported in Company's Part IIA (unaudited) FOCUS report	$ 602,743	$ 578,789


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member and Oversight Board
Duxbury Financial LLC

In planning and performing our audit of the financial statements of Duxbury Financial LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.



This report is intended solely for the information and use of the Member, the Oversight Board, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 26, 2010


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DUXBURY FINANCIAL LLC

DECEMBER 31, 2009


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

DUXBURY FINANCIAL LLC

DECEMBER 31, 2009



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member and Oversight Board
Duxbury Financial LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Duxbury Financial LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the Specified Parties) solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company and the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with the Company's cash disbursement records and general ledger and agreed the amounts to canceled checks.

   We noted no exceptions as a result of our procedures.

2. We compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   We noted no exceptions as a result of our procedures.

3. We compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the client.

   We noted no exceptions as a result of our procedures.


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   We noted no exceptions as a result of our procedures.

5. We determined if there was any amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We determined that there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the Specified Parties listed above and is not intended to be and should not be used by anyone other than these parties.

Reznick Group, P.C.

Bethesda, Maryland
February 26, 2010



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

March 1, 2010

SEC Headquarters
100 F Street, N.E.
Washington, DC 20549

Re: **Duxbury Financial LLC**

Gentlemen,

Please find the enclosed required 2009 annual audited financial statements and SIPC Agreed Upon Procedures report for Duxbury Financial LLC.

Thank you,

Jeremy Colville, CPA
Senior Manager